Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: MAY 2004

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

EXHIBIT INDEX

Exhibit

Description of Exhibit

1

News Release – Petro-Canada Advances Growth Strategy with Major North Sea Acquisition

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

            /s/ Hugh L. Hooker

Date:  May 25, 2004

Name:

Hugh L. Hooker

Title:

Associate General Counsel

   and Corporate Secretary

Exhibit 1

For Immediate Release

May 25, 2004

Petro-Canada Advances Growth Strategy with Major North Sea Acquisition

Calgary — Petro-Canada today announced it has agreed to acquire a 29.9 per cent interest in the Buzzard oil field in the UK North Sea for a sum of US$840 million ($1 150 million Canadian).  Buzzard, located 100 kilometres northeast of Aberdeen, is currently under development, with first oil expected by the end of 2006.  Buzzard is the largest UK North Sea oil field discovered in over a decade.  Petro-Canada’s share of peak production is expected to average some 60,000 barrels per day.

“This acquisition adds a superb new core asset to our portfolio,” said Petro-Canada President and Chief Executive Officer, Ron Brenneman.  “It’s a perfect fit with our international growth strategy, since it builds on our existing base of operations in Northwest Europe.  Buzzard is well timed to add production in the medium term, coming on-stream ahead of our longer-term growth opportunities.”

Petro-Canada will purchase Intrepid Energy North Sea Limited, whose major asset is the 29.9 per cent working interest in Buzzard.  Original oil in place for the field is estimated to be about 1.2 billion barrels and Petro-Canada currently estimates that recovery will be in the order of 550 million barrels of oil.  The Buzzard field is operated by EnCana (U.K.) Limited.  Adjacent acreage with exploration potential is included in the transaction.

“This is a value-adding transaction for Petro-Canada, consistent with our disciplined approach to investment,” Mr. Brenneman said.  “The UK North Sea is an excellent place to do business, and we expect this asset to continue our history of profitable production in the region.  We see technical and operational upside at Buzzard and we believe this field will continue the region’s track record of big fields getting even bigger over time.”

To capture the opportunity offered by today’s high oil price environment and to ensure value-adding returns even in the event of a sharp drop in oil prices, Petro-Canada has hedged a significant portion of its share of Buzzard’s early production at the market’s projected future oil price (current forward strip price).

The company will be acquired in an all-cash transaction that will be financed from cash reserves and existing credit facilities.  Following this transaction, Petro-Canada’s net debt to cash flow ratio will be about 0.8 times and net debt to debt plus equity will be approximately 25 per cent.  These ratios are well within company targets and consistent with industry peer levels.  Petro-Canada will retain its financial capability to undertake further transactions through its strong balance sheet.  Petro-Canada expects that its share of the capital required to bring the field to first oil, about Cdn $790 million, will be funded from cash flow generated by the corporation.

The purchase price of US$840 million is subject to closing adjustments and transaction costs.  Petro-Canada expects the transaction to close by the end of the second quarter 2004.  The transaction is subject to receiving approval from the shareholders of Intrepid Energy North Sea (Holdings) Limited, the parent company owning Intrepid Energy North Sea Limited.  Shareholder approval is anticipated in June, 2004.  Petro-Canada managed the acquisition internally with external advice from Deutsche Bank (deal support), Lovells (legal) and Reservoir Management Limited (reservoir engineering consultants).

More detailed information about Buzzard and about this transaction is available in an Information Handbook, available through the Investor Centre on Petro-Canada’s web site, at www.petro-canada.ca.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally.  Its common shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

Notice of Conference Call

Petro-Canada will hold a conference call to discuss this transaction with investors and analysts as follows:

Date:  Tuesday, May 25, 2004

Time: 7:00 a.m. MDT / 9:00 a.m. EDT

Analysts/Investors: Dial-in: 1-800-387-6216 (N. America); 416-405-9328 (Greater Toronto Area); country code + (800) 7664-7664 (Toll-free, International) at 8:50 a.m. (Eastern Time)

Media: 1-877-211-7911 at 8:50 a.m. (Eastern Time)

Replay: 1-800-408-3053 or 416-695-5800 (passcode 3056818)

Webcast: http://www.petro-canada.ca/eng/investor/9255.htm

Legal Notice – forward looking information

This document contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as "plan", "anticipate", "intend", "expect", "estimate", "budget" or other similar wording. Forward looking statements include but are not limited to: references to future capital and other expenditures; drilling plans; construction activities; the submission of development plans; seismic activity; refining margins; oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream; retail throughputs; pre-production and operating costs; reserves estimates; reserves life; natural gas export capacity; and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These other factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission ("SEC").

Petro-Canada's staff of qualified reserves evaluators generate the reserves estimates used by this corporation. Our reserves staff and management are not considered independent of the corporation for purposes of the Canadian provincial securities commissions. The use of terms such as "probable", "possible", "recoverable" or "potential" reserves and resources does not meet the guidelines of the SEC for inclusion in documents filed with the SEC. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, Petro-Canada's reserve data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices. Where the term boe (barrel of oil equivalent) is used in this document it may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily at the burner tip and does not represent a value equivalency at the wellhead.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained herein are made as of the date of this document, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Investor and analyst inquiries:

Gordon Ritchie

Derek De Leon

Senior Director, Investor Relations

Senior Advisor, Investor Relations

Tel. (403) 296-7691

Tel. (403) 296-3319

email: gritchie@petro-canada.ca

email: ddeleon@petro-canada.ca

Media inquiries:

Helen Wesley

Rosemary Drummond

Senior Director, Communications

Senior Advisor, Communications

Tel. (403) 296-3555

Tel. +44 (0) 20 7225 7230

Michelle Harries

Senior Media Advisor, Communications

Tel. (403) 296-3648

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